FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MARCH 22, 2002

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

Santiago, March 15, 2002
Ger Gen N° 62/2002

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance

Ref. Extraordinary Meeting and Ordinary Meeting of Shareholders.

In accordance with article 63 of Law N°18.046, we inform you that the Board of Directors of Enersis S.A. has agreed to call for an Extraordinary Meeting of Shareholders on April 11, 2002 at 15.30 hours and following this, an Ordinary Meeting of Shareholders, both meetings to be held at CasaPiedra, on Avenida Monseñor Escrivá de Balaguer N° 5600, Vitacura, Santiago, in order to discuss the following matters:

EXTRAORDINARY MEETING OF SHAREHOLDERS

1° Amend the purpose of the Company and modify Article Four of the by-laws.

2° Adopt all the agreements necessary to comply and duly carry out the amendment mentioned in the point above.

ORDINARY MEETING OF SHAREHOLDERS

1.- Approval of the Annual Report, Financial Statements and the Report of the External Auditors and Inspectors of the Accounts corresponding to the period ended December 31, 2001.

2.- Distribution of the profits of the period and payment of dividends.

3.- Determination of the Board of Directors members' remuneration.

4.- Report on the Board of Directors' expenses.

5.- Determination of remuneration for the Committee of Directors and set a budget for the year 2002.

6.- Committee of Directors' Report.

7.- Appointment of the Independent External Auditors.

8.- Appointment of two Permanent Inspectors of the Accounts and two substitutes and set their remunerations.

9.- Approval of the Policy on Investments and Financing.

10.- Explanation of the Policy on Dividends and information on procedures to be utilized in the distribution of dividends.

11.- Information on Board of Directors' resolutions related to actions and contracts governed by Article 44 of Law N° 18.046.

12.- Information on the designation of the Private Risk Rating Agencies.

13.- Information on the cost of processing, printing and dispatch of the information referred to in Circular N° 1494 of the Superintendence of Securities and Insurance.

14.- Other matters of the interest of the Company and incumbent on the Ordinary Meeting of Shareholders.

Best Regards

Enrique García Alvarez
CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.

Dated: March 22, 2002

By: ______________________

Name: Enrique García

Title: Chief Executive Officer